UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Orbotech Ltd.

(Name of Issuer)

Common Stock, Par Value NIS 0.14 per Share

(Title of Class of Securities)

M75253100

 (CUSIP Number)

Anthony Reich, Ion Asset Management, 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11 June 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M75253100	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Jonathan Half
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON Stephen Levey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 4 of 6 Pages

1.	NAME OF REPORTING PERSON Ion Asset Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO/IA

Page 5 of 6 Pages

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Common Stock of Orbotech Ltd., (the “Issuer” or the “Company”) and amends the Schedule 13D filed on April 2, 2014 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on May 20, 2014 and Amendment No. 2 thereto filed on June 9, 2014 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2 and this Amendment No. 3, the “Schedule 13D”). The address of the Issuer’s principal executive offices is Orbotech Park Ltd., P.O. Box 215, Yavne, Israel 81102.  This Amendment No. 3 is being filed by Ion Asset Management Ltd. (the “Management Company”), Jonathan Half, and Steven Levey (collectively, the “Reporting Persons”).

This Amendment No. 3 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On June 11, 2014, the Management Company sent a letter notifying the Board of Directors of the Issuer that the nomination of one of the Class I board members proposed in the Management Company’s June 9, 2014 letter (attached as Exhibit 99.2 to Amendment No. 2 of the Schedule 13D, filed on June 9, 2014) had been withdrawn.  The letter further stated that the Management Company was nominating another individual in place of the former nominee, and included biographical and background information about the new nominee.  Appendices of the Management Company’s revised proposals were included with the letter and are attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 99.3 – Appendices to the Management Company’s Letter to the Board of Directors (dated June 11, 2014).

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: 12 June 2014	Ion Asset Management Ltd.

	By:	/s/ Jonathan Half /s/ Stephen Levey
Jonathan Half Stephen Levey
Director Director

Dated: 12 June 2014	By:	/s/ Jonathan Half
Jonathan Half

Dated: 12 June 2014	By:	/s/ Stephen Levey
Stephen Levey